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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                   SCHEDULE TO
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                     --------------------------------------
                                 AMENDMENT NO. 1
                                 ANADIGICS, INC.
                       (Name of Subject Company (Issuer))
                       ----------------------------------
                                 ANADIGICS, INC.
                        (Name of Filing Person (Offeror))
                        ---------------------------------
           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
                         HELD BY CERTAIN OPTION HOLDERS
               UNDER THE ANADIGICS, INC. 1997 LONG TERM INCENTIVE
                       AND SHARE AWARD PLAN FOR EMPLOYEES
                         (Title of Class of Securities)

                                    032515108
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

               THOMAS C. SHIELDS                             Copies to:
Senior Vice President and Chief Financial Officer      PETER H. EHRENBERG, ESQ.
                ANADIGICS, Inc.                         Lowenstein Sandler PC
             141 Mt. Bethel Road                         65 Livingston Avenue
               Warren, NJ 07059                           Roseland, NJ 07068
                (908) 668-5000                              (973) 597-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

    [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [_]   third party tender offer subject to Rule 14d-1.
    [X]   issuer tender offer subject to Rule 13e-4.
    [_]   going-private transaction subject to Rule 13e-3.
    [_]   amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]


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                             INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 20, 2002 relating to our offer to exchange certain options to purchase shares of our common stock held by our optionees for new options to purchase shares of our common stock at a per share exercise price equal to the closing price of one share of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated May 20, 2002

Item 12. Exhibits.

         (a)  (1) Offer to Exchange, dated May 20, 2002.*

              (2)  Form of Letter of Transmittal.*

              (3)  Form of Letter to Eligible Option Holders.*

              (4)  Form of Letter to Tendering Option Holders.*

              (5)  Form of E-mail Letter to ANADIGICS, Inc. Employees.*

              (6)  Form of E-Mail Supplement to ANADIGICS, Inc. Employees

              (7)  E-Mail Regarding Delivery of Offering Materials

              (8)  Form of Presentation Made to Eligible Option Holders About
                    the Exchange

              (9) Form of E-Mail Used for Confirming the Receipt of the Letter of Transmittal

              (10) E-Mail Regarding the Deadline to Submit the Letter of
                   Transmittal

         (b)  Not applicable.

         (d) ANADIGICS, Inc. 1997 Long Term Incentive and Share Award Plan for Employees, as amended.*

         (g)  Not applicable.

         (h)  Not applicable.

          *    Previously filed.



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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.



                                     ANADIGICS, INC.

                                     By: /s/ Thomas C. Shields
                                         ----------------------
                                     Thomas C. Shields, Senior Vice President,
                                          Chief Financial Officer and Secretary


Date: June 7, 2002


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                                INDEX TO EXHIBITS

Exhibit Number                      Description

     (a)(6)         Form of E-Mail Supplement to ANADIGICS, Inc.
                    Employees

     (a)(7)         E-Mail Regarding Delivery of Offering Materials

     (a)(8)         Form of Presentation Made to Eligible Option
                    Holders About the Exchange

     (a)(9) Form of E-Mail Used for Confirming the Receipt of the Letter of Transmittal

     (a)(10) E-Mail Regarding the Deadline to Submit the Letter of Transmittal



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